Filed pursuant to Rule 433

Registration Statement No. 333-101155

February 15, 2006

Relating to Preliminary Prospectus Supplement

dated February 13, 2006

Structured Asset Trust Unit Repackagings (SATURNSSM)

Structured Asset Trust Repackagings (SATURNS)

Callable Class A Units, Series 2006-1 due November 15, 2096

($25 principal balance per Unit)

backed by

Tribune Company,

7.25% Debentures due November 15, 2096

MS Structured Asset Corp.

Depositor

Offering Price:	$25.00 per Unit
Number of Units	2.440mm
Total principal amount of Units:	$61,000,000. We may increase the principal amount prior to the issue date, but we are not required to do so.
Pricing Date:	February 15, 2006
Issue Date:	February 28, 2006
Distributions:	7.00% payable semi-annually on a 30/360 day count basis with No Adjustment for Business Days
Distribution Dates:	Each May 15 and November 15, subject to adjustment in accordance with Following Business Day Convention with a short first coupon on May 15, 2006
Maturity Date:	November 15, 2096
Payment at Maturity:	$25.00 principal amount of the Unit
Redemption / Call Features:

The Class A Units are callable:

(1) At any time prior to February 28, 2011 in conjunction with self tender for the Underlying Security by the Underlying Security Issuer at a price of $26.50 per $25.00 Unit plus accrued interest, if any, or

(2) On any Business Day on or after February 28, 2011 with 15 to 60 calendar days notice at a price of $25 per $25 Unit plus accrued interest, if any, or

(3) At $25 plus accrued interest, if any, in conjunction with any Trust Wind Up Event

The securities are NOT redeemable at the option of the investor

Expected Ratings on Class A Units	Moody’s: A3, S&P: A-
Underlying Securities:	The Times Mirror Company 7.25% Debentures due November 15, 2096
Underlying Securities Issuer:	Tribune Company (as successor by merger to The Times Mirror Company)
Trust Expenses:	0.01803% per annum on a semiannual basis
Annual Trust Fees:	$4,000
Fee payable to Expense Administrator on each Distribution Date:	$5,500
Underwriting Discount:	3.15%

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Underlying Securities Original Issue Price:	100%
Underlying Securities Market Price:

The Preliminary Prospectus Supplement sets forth an estimated market price of the underlying securities, as of the business day immediately preceding the date of the Preliminary Prospectus Supplement, of 94.921% of their principal amount (plus accrued interest), based on a reported price for an actual sale of the underlying securities by a party other than the depositor and its affiliates, which occurred on January 24, 2006. No more recent reported prices for sales of the underlying securities, by parties other than the depositor and its affiliates, are available to the depositor as of the date of this free writing prospectus. The foregoing market price of the underlying securities does not reflect the cost of the warrants or the Class B Units to the Class A Unitholders, and is not intended to indicate the market value of the Class A Units

Change of Maturity due to a Tax Event:

The maturity on the Underlying Securities may be shortened by the Underlying Security Issuer or its successor if the interest paid on the Underlying Securities loses its tax deductible status for Federal Income Tax purposes to a new maturity such that the said interest paid will regain tax deductible status for Federal Income Tax purposes, and the maturity of the Class A Units, Class B Units, and the Call Warrant would be correspondingly shortened to this new maturity.

Listing:	The depositor has applied to list the Units on the New York Stock Exchange, subject to meeting the applicable listing requirements.
CUSIP:	80412D105
Underwriter	Morgan Stanley
Preliminary Prospectus Supplement:

The Preliminary Prospectus Supplement dated February 13, 2006, which is available through the EDGAR system on the SEC Web site and to which a link is set forth below. Capitalized terms used and not defined here have the meanings set forth in the Preliminary Prospectus Supplement.

Other Units:

There will also be a class of interest-only units or strip Units that are not offered hereby that are designated as the Class B Units. There are 1,645 Class B Units each with a $1,000 initial notional amortizing balance. On May 15, 2006, $17.9205 ($29,479.17 / 1,645 Class B Units) is expected to be paid on each Class B Unit and thereafter $43.0091 ($70,750 / 1,645 Class B Units) is expected to be paid on each Class B Unit on each distribution date thereafter, in each case from interest received on the underlying securities.

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Trust Wind Up Events; Delisting Terms:

The terms with respect to circumstances where the underlying security issuer ceases to be a reporting company for purposes of the Exchange Act or file certain financial information in connection with such reporting will be different than those described in the Preliminary Prospectus Supplement. If the underlying securities issuer becomes a “disqualified issuer” as described in the Preliminary Prospectus Supplement, the depositor will seek to obtain approval from the SEC and the NYSE to withdraw the Units from listing and reporting registration. If the depositor is unable after commercially reasonable efforts to withdraw the Units from listing on the NYSE and terminate its Exchange Act reporting obligations in relation to the Units on or prior to the date on which the depositor has determined (in its reasonable, good faith discretion) that the depositor would be in violation of its reporting obligations under the Exchange Act with respect to the Units in the absence of a termination of the Trust, a trust wind up event will occur. Such trust wind up event may result in losses to investors as a result of early liquidation of the trust property. See “Risk Factors -- Trust wind up event for lack of underlying security reporting may result in losses” in the Preliminary Prospectus Supplement.

Delisting Risk Factors:

If the underlying security issuer becomes a disqualified issuer as described above, and following such event the depositor succeeds in withdrawing the Units from listing on the NYSE and terminating its reporting obligations in relation to the Units before the depositor determines it would be in violation of its reporting obligations under the Exchange Act, a trust wind up event will not occur in connection with such event and the Units will remain outstanding. However, the Units will no longer be listed on the NYSE (or any other stock exchange) and no public reports under the Exchange Act will be available in relation to the Units. Such delisting and the absence of periodic reports will significantly impair the liquidity of the Units in the secondary market – due to the potential applicability of state “blue sky” laws to transactions in the Units, or other factors – and may impair the ability of holders of the Units to continue to hold or sell the Units. In particular, if any unitholder is subject to an investment restriction requiring it to hold listed securities, such unitholder may be required to sell its Units at a time when the secondary market in the Units has been adversely affected as a result of delisting. In addition, holders of Units who are subject to the requirements of Title I of ERISA, Section 4975 of the Code or Similar Law (as such terms are defined under “ERISA Considerations” below) may be required to represent upon delisting of the Units that their holding of Units, at the time of delisting and at all times thereafter, will not give rise to a prohibited transaction or other violation under such laws. See “ERISA Considerations”.

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ERISA Considerations:

As further described in the prospectus and Preliminary Prospectus Supplement, upon closing, it is anticipated that the Units will be publicly-offered securities and the assets of the Trust will not be considered to be assets of any plan investing in the Units pursuant to the plan asset regulations.

However, (a) employee benefit plans (as defined in Section 3(3) of ERISA) subject to Title I of the Employee Retirement Income Security Act of 1974, as amended, or ERISA, (b) plans or other arrangements described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended, or the Code (including individual retirement accounts or Keogh plans), subject to Section 4975 of the Code, and (c) entities whose underlying assets include “plan assets” by reason of any such plan’s or arrangement’s investment in the entity (each of the foregoing referred to as a “plan”) should note that (as disclosed in the underlying security disclosure document) the underlying security issuer, the underlying security guarantor and their affiliates may be considered to be “parties in interest” (as defined in ERISA) or “disqualified persons” (as defined in the Code) with respect to many plans. In addition, although governmental plans and certain church plans are not subject to Section 406 of ERISA or Section 4975 of the Code, certain governmental plans may be subject to other laws that are substantially similar to those provisions (“Similar Law”).

In the event that delisting of the Units occurs as described under “The Trust—Delisting of Units”, the unitholders will be given notice of any application to delist the Units and any unitholder which would constitute a “plan” as described above (or a governmental plan or church plan subject to Similar Law) may be given the right to elect a partial sale of the trust property and termination of the swap transactions solely as to the portion of the trust property represented by its holding of Units. Each unitholder which is given notice of such a right and does not make such election, and each fiduciary who makes such determination on its behalf, shall be deemed to have represented and warranted, for so long as it holds the Unit or a beneficial interest therein, that by reason of the application of one or more of the exemptions from the prohibited transactions rules of Section 406 of ERISA and Section 4975 of the Code provided under prohibited transaction class exemption (“PTCE”) 96-23, 95-60, 91-38, 90-1 or 84-14 or an exemption from a Similar Law prohibition, its holding and subsequent disposition of such Units (and the transactions of the underlying trust (including the holding of the underlying securities and each swap transaction) shall not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or violation of Similar Law. Any plan (or governmental or church plan subject to Similar Law) acquiring Units after delisting will be deemed to have made the representations and warranties set forth in the immediately preceding sentence with respect to its acquisition, holding and disposition of Units for so long as it holds the Units or any beneficial interest therein.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-866-718-1649.

Link to:

Preliminary Prospectus Supplement dated February 13, 2006 (including base Prospectus dated March 5, 2003)

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